Origo Acquisition Corporation

 708 Third Avenue

 New York, NY 10017

February 27, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Transportation and Leisure

100 F Street, N.E.

Washington, DC 20549

Attn: Anne Nguyen Parker, Assistant Director

Re:         Origo Acquisition Corporation

Preliminary Proxy Statement on Schedule 14A

Filed February 16, 2018

File No. 001-36757

Dear Ms. Parker:

Origo Acquisition Corporation (the “Company”, “Origo,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 26, 2018 regarding our Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) previously filed on February 16, 2018. Changed pages to be included in the amended Proxy Statement are enclosed herewith as Exhibit A reflecting changes in response to the Staff’s comments.

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

General

1.	We note your response to our prior comment 1 and reissue in part. Please disclose in the “Notice,” “Introduction to the Proxy Statement” and “The Extension Amendment” sections of the proxy statement that, when the Nasdaq Hearing Panel granted your request for continued listing of your securities until February 19, 2018, it stated that the extension constituted the full extent of the Panel’s discretion in this matter and address whether this statement makes it less likely that your current request will be granted.

In response to the Staff’s comment, we have updated the disclosure in the “Notice,” “Introduction to the Proxy Statement” and the “Questions and Answers Regarding the Extraordinary General Meeting” sections of the Proxy Statement to clarify that: (i) when the Nasdaq Hearing Panel granted the Company’s request for continued listing of its securities until February 19, 2018, it stated that the extension constituted the full extent of the Panel’s discretion in this matter and (ii) as a result, it is less likely that the Company’s current request for continued listing will be granted.

Anne Nguyen Parker, Esq.

U.S. Securities and Exchange Commission

February 27, 2018

2.	We note your revised disclosure that your securities are quoted on the “OTC Markets system” pending the ultimate conclusion of the Nasdaq appeal process. Please clarify here and in your “Question and Answer” section that your securities are quoted on the OTC Pink marketplace. In addition, it appears that your rights are not quoted on the OTC Pink marketplace and that the trading symbols you disclose are incorrect. In this regard, we note that the OTC Pink marketplace appears to quote your units under OACCF, your common stock under OACQF and your warrants under OAQCF. Please revise your disclosure throughout accordingly.

We have updated the disclosure in the “Question and Answer” and “The Extension Amendment” sections of the Proxy Statement to address that the Company’s securities are quoted on the OTC Pink marketplace and to reflect the new trading symbols.

In addition, in response to the Staff’s oral comment on a call on February 26, 2018 with our counsel at Ellenoff Grossman & Schole LLP, we have updated the disclosure in the “Notice,” “Introduction to the Proxy Statement” and “The Extension Amendment” sections of the Proxy Statement to clarify that Hightimes Holding Corp. (“HTH”) has the right to terminate that certain Merger Agreement by and between the Company and HTH, dated July 24, 2017, as amended on September 27, 2017, in the event that the transactions contemplated by the Merger Agreement are not consummated by March 12, 2018; and that the parties will likely need to enter into an additional amendment to such Merger Agreement to allow for an extension of the timeframe by which to close the transactions contemplated by the Merger Agreement.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Lawrence A. Rosenbloom, Esq. at lrosenbloom@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Edward J. Fred
Edward J. Fred, Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP

Anne Nguyen Parker, Esq.

U.S. Securities and Exchange Commission

February 27, 2018

Exhibit A

Changed Pages

ORIGO ACQUISITION CORPORATION

708 THIRD AVENUE

NEW YORK, NEW YORK 10017

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD MARCH 12, 2018

TO THE SHAREHOLDERS OF ORIGO ACQUISITION CORPORATION:

You are cordially invited to attend the extraordinary general meeting (the “extraordinary general meeting”) of shareholders of Origo Acquisition Corporation (“Origo,” “Company,” “we,” “us” or “our”) to be held at 10:00 a.m. ET on March 12, 2018 at the offices of Origo’s counsel Ellenoff Grossman & Schole LLP, 1345 Avenue of the Americas, 11th Floor, New York, New York 10105, for the sole purpose of considering and voting upon the following proposals:

●	a proposal to amend (the “Extension Amendment”) Origo’s amended and restated memorandum and articles of association (the “charter”) to extend the date by which Origo has to consummate a business combination (the “Extension”) to June 12, 2018 or such earlier date as determined by the Directors (the “Extended Date”); and

●	a proposal to direct the chairman of the extraordinary general meeting to adjourn the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the extraordinary general meeting, there are not sufficient votes to approve the Extension Amendment (the “Adjournment Proposal”).

Each of the Extension Amendment and the Adjournment Proposal is more fully described in the accompanying proxy statement. If the Extension Amendment is approved, holders of ordinary shares issued in the Company’s initial public offering (the “IPO”, and such shares sold in the IPO are referred to as the “public shares”) may elect to convert their public shares into their pro rata portion of the funds held in the trust account (the “Conversion”) established at the time of the IPO (the “trust account”). The Conversion shall take effect as a repurchase as a matter of Cayman Islands law.

Readers are cautioned that although our securities are currently listed on The Nasdaq Stock Market LLC (“Nasdaq”), effective February 22, 2018, Nasdaq determined to delist our securities and as a result, trading of our securities on Nasdaq was suspended due to the Company’s non-compliance with certain requirements for continued listing, including (i) the Company’s failure to complete its proposed business combination with Hightimes Holding Corp., a Delaware corporation (“HTH”) as described below on or before February 19, 2018, which was the deadline previously set by a Nasdaq Hearings Panel (the “Panel”), (ii) the Company’s non-compliance with Nasdaq Listing Rule 5550(a)(3), which requires issuers listed on The Nasdaq Capital Market to have a minimum of 300 public holders, and (iii) the Company’s non-compliance with Nasdaq Listing Rule 5620(a), because the Company did not timely hold an annual meeting for the fiscal year ended November 30, 2016 on or before November 30, 2017.

We intend to timely request a review of the Panel’s decision by the Nasdaq Listing and Hearing Review Council (the “Listing Council”), which request will stay any formal delisting action by Nasdaq pending the ultimate outcome of the Listing Council’s review and the expiration of all relevant review and appeal periods. We intend to continue to take such action as necessary to maintain our Nasdaq listing (notwithstanding any suspension of trading on Nasdaq) and to ensure the listing of the combined entity upon the consummation of the proposed business combination by and between the Company and HTH. We can provide no assurances, however, that we will be able to maintain our Nasdaq listing. In addition, we have been notified by the Panel that the deadline of February 19, 2018 set by the Panel represented the full extent of its discretion to continue the listing. As a result, it is less likely that our request to review the Panel’s decision will be granted.

Origo’s charter provides that Origo has until March 12, 2018 to complete an initial business combination. Since the completion of the IPO, we have been dealing with many of the practical difficulties associated with the identification of an initial business combination target, negotiating business terms with potential targets, conducting related due diligence and obtaining the necessary audited financial statements. Commencing promptly upon completion of our IPO, we began to search for an appropriate business combination target. During the process, we relied on numerous business relationships and contacted investment bankers, private equity funds, consulting firms, and legal and accounting firms.

On July 24, 2017, we entered into a Merger Agreement, as amended on September 27, 2017 (the “Merger Agreement”) with HTH, HTH Merger Sub, Inc., a Delaware corporation and our wholly-owned subsidiary (“Merger Sub”), and Jose Aldeanueva, in his capacity as the representative for our shareholders (the “Origo Representative”).

HTH, directly and indirectly through its direct and indirect subsidiaries, consisting of Trans-High Corporation, a New York corporation (“THC”), and the subsidiaries of THC, does business as “HIGH TIMES,”® and is an established Cannabis media brand that for the past 42 years has published “HIGH TIMES,”® Magazine. The business of HTH is focused on the following four fundamental activities: (a) the publication of a monthly magazine, (b) the production of trade shows, festivals and events which are known as the “High Times Cannabis Cup”, (c) e-commerce, and (d) licensing and branding.

Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, at the closing of the transactions contemplated by the Merger Agreement (the “Closing”), Merger Sub will merge with and into HTH, with HTH continuing as the surviving entity (the “Merger”) and all holders of HTH equity securities and warrants, options and rights to acquire or securities that convert into HTH equity securities (collectively, “HTH Securities”) will convert into Origo common shares and, with respect to options, options to acquire Origo common shares.

More specifically at the effective time of the Merger (the “Effective Time”):

●            All holders of HTH Securities (excluding HTH options, as described below) shall be entitled to receive in the Merger an aggregate of 23,474,178 common shares of Origo (the “Merger Consideration”), which is equal to $250.0 million divided by the agreed upon value of the Origo common shares to be issued as Merger Consideration of $10.65 per share. In the event HTH receives in excess of $5,000,001 in net proceeds from one or more separate sales of common or preferred stock prior to the Closing, then the amount in excess of $5,000,001 shall increase HTH’s valuation on a dollar-for-dollar basis and increase the number of Origo common shares representing the Merger Consideration by dividing the increased HTH valuation by the agreed upon value of the Origo common shares to be issued as Merger Consideration.

●            Each holder of capital stock of HTH shall receive for each share of capital stock of HTH its pro rata share of the Merger Consideration, treating any outstanding shares of HTH’s preferred stock on an as-converted to Class A common stock basis (and after deducting from the Merger Consideration payable to such holders of capital stock, the Origo common shares issuable to the holders of HTH’s 8% senior secured convertible promissory notes in an initial aggregate principal amount of $30 million (“HTH Purchase Notes”), as described below).

●            Any warrants and other rights to acquire equity securities of HTH, and all other securities that are convertible into or exchangeable for equity securities of HTH, (A) if exercised or converted prior to the Effective Time, shall have the resulting shares of capital stock of HTH issued upon such exercise treated as outstanding shares of capital stock of HTH, and (B) if not exercised or converted prior to the Effective Time will be terminated and extinguished at the Effective Time (except for the HTH Purchase Notes, which shall be converted as described below, and the outstanding HTH options, which shall be assumed by Origo as described below).

●            HTH shall be permitted to increase the principal amount of HTH’s existing secured loan from ExWorks Capital Fund I, L.P (“ExWorks”) to up to $11.5 million from $7.5 million. Additionally, Origo acknowledged that any shares of HTH Class A common stock issued to ExWorks pursuant to the convertible note evidencing the ExWorks loan (the “ExWorks Convertible Note”) shall be converted into Origo common shares at a conversion price equal to 90% of the per share value of the Merger Consideration (i.e., $10.65, or an ExWorks conversion price of $9.585). Origo further agreed that all Origo common shares issued upon conversion of the ExWorks Convertible Note shall not be deemed to be part of the Merger Consideration and shall dilute all holders of Origo common shares on an equitable pro-rata basis. Origo also acknowledged that HTH and ExWorks entered into an amendment, pursuant to which ExWorks granted HTH an option, exercisable at any time on or before January 29, 2018, to extend the maturity date of the ExWorks loan to August 28, 2018. If HTH elects to exercise the option, it will be obligated to pay ExWorks an additional fee of $600,000 and issue an additional warrant to ExWorks to purchase shares of HTH Class A common stock. HTH agreed that prior to the Closing, HTH shall either refinance its indebtedness to ExWorks or exercise the foregoing option to extend the terminate date of the ExWorks loan to August 28, 2018.

●            The HTH Purchase Notes that are outstanding as of the Closing shall automatically be converted into a number of Origo common shares calculated by dividing the outstanding principal and interest of all such HTH Purchase Notes by the closing price of Origo’s common shares on the date of the Closing.

●            All outstanding HTH options will be assumed by Origo and be converted into an option to purchase Origo common shares (each, an “Origo Assumed Option”) under a new equity incentive plan to be adopted by Origo in connection with the Closing, keeping the same vesting schedule, but with the number of shares and price per share being equitably adjusted. Origo Assumed Options shall be in addition to the Merger Consideration and will dilute all holders of Origo securities.

●            If, prior to the date of the Closing (i) Origo has less than $5,000,001 in net tangible assets (excluding the net tangible assets of HTH) and (ii) HTH shall consummate a public offering of up to $50,000,000 of HTH Class A common stock (“HTH Public Offering”), then (A) on the date of the Closing, HTH will utilize up to ten percent (10%) of the gross proceeds of such HTH Public Offering (up to $20 million of such gross proceeds) to pay for all or a portion of Origo deferred expenses as directed by Origo and (B) if the gross proceeds of a HTH Public Offering exceeds $20 million, HTH will utilize up to $5.0 million of the gross proceeds of such HTH Public Offering to pay for all or a portion of Origo deferred expenses as directed by Origo.

The Merger Agreement also provides that, immediately prior to the Effective Time, Origo will reincorporate under the laws of the State of Nevada, whether by reincorporation, statutory conversion or otherwise.

However, the Company will not be able to complete the Merger by March 12, 2018. Therefore, our board has determined that it is in the best interests of our shareholders to extend the date that Origo has to consummate a business combination to the Extended Date in order to consummate the Merger or another business combination. Pursuant to the Merger Agreement, HTH has the right to terminate the Merger Agreement in the event that the business combination is not completed by March 12, 2018, and as such, the parties will likely need to enter into an amendment to the Merger Agreement in order to allow for an extension of the timeframe by which to close the Merger.

Holders of public shares may elect to convert their shares in connection with the Extension Amendment so long as they vote for or against the Extension Amendment. Origo estimates that the per-share pro rata portion of the trust account will be approximately $10.80 at the time of the extraordinary general meeting. The closing price of Origo’s ordinary shares on February [●], 2018 was $[●]. Accordingly, if the market price were to remain the same until the date of the meeting, exercising conversion rights would result in a public shareholder receiving approximately $[●] more than if he, she or it sold its shares in the open market. Origo cannot assure shareholders that they will be able to sell their ordinary shares of Origo in the open market, even if the market price per share is higher than the conversion price stated above, as there may not be sufficient liquidity in its securities when such shareholders wish to sell their shares.

ORIGO ACQUISITION CORPORATION

708 THIRD AVENUE

NEW YORK, NEW YORK 10017

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD MARCH 12, 2018

PROXY STATEMENT

The extraordinary general meeting (the “extraordinary general meeting”) of shareholders of Origo Acquisition Corporation (“Origo,” “Company,” “we,” “us” or “our”), a Cayman Islands exempted company, will be held at 10:00 a.m. ET on March 12, 2018, at the offices of Origo’s counsel Ellenoff Grossman & Schole LLP, 1345 Avenue of the Americas, 11th Floor, New York, New York 10105, for the sole purpose of considering and voting upon the following proposals:

●	a proposal to amend (the “Extension Amendment”) Origo’s amended and restated memorandum and articles of association (the “charter”) to extend the date by which Origo has to consummate a business combination (the “Extension”) to June 12, 2018 or such earlier date as determined by the Directors (the “Extended Date”); and

●	a proposal to direct the chairman of the extraordinary general meeting to adjourn the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the extraordinary general meeting, there are not sufficient votes to approve the Extension Amendment (the “Adjournment Proposal”).

Each of the Extension Amendment and the Adjournment Proposal is more fully described in the accompanying proxy statement. If the Extension Amendment is approved, holders of ordinary shares issued in the Company’s initial public offering (the “IPO”, and such shares sold in the IPO are referred to as the “public shares”) may elect to convert their public shares into their pro rata portion of the funds held in the trust account (the “Conversion”) established at the time of the IPO (the “trust account”). The Conversion shall take effect as a repurchase as a matter of Cayman Islands law.

Readers are cautioned that although our securities are currently listed on The Nasdaq Stock Market LLC (“Nasdaq”), effective February 22, 2018, Nasdaq determined to delist our securities and as a result, trading of our securities on Nasdaq was suspended due to the Company’s non-compliance with certain requirements for continued listing, including (i) the Company’s failure to complete its proposed business combination with Hightimes Holding Corp., a Delaware corporation (“HTH”) as described below on or before February 19, 2018, which was the deadline previously set by a Nasdaq Hearings Panel (the “Panel), (ii) the Company’s non-compliance with Nasdaq Listing Rule 5550(a)(3), which requires issuers listed on The Nasdaq Capital Market to have a minimum of 300 public holders, and (iii) the Company’s non-compliance with Nasdaq Listing Rule 5620(a), because the Company did not timely hold an annual meeting for the fiscal year ended November 30, 2016 on or before November 30, 2017.

We intend to timely request a review of the Panel’s decision by the Nasdaq Listing and Hearing Review Council (the “Listing Council”), which request will stay any formal delisting action by Nasdaq pending the ultimate outcome of the Listing Council’s review and the expiration of all relevant review and appeal periods. We intend to continue to take such action as necessary to maintain our Nasdaq listing (notwithstanding any suspension of trading on Nasdaq) and to ensure the listing of the combined entity upon the consummation of the proposed business combination by and between the Company and HTH. We can provide no assurances, however, that we will be able to maintain our Nasdaq listing. In addition, we have been notified by the Panel that the deadline of February 19, 2018 set by the Panel represented the full extent of its discretion to continue the listing. As a result, it is less likely that our request to review the Panel’s decision will be granted.

On July 24, 2017, we entered into a Merger Agreement, as amended on September 27, 2017 (the “Merger Agreement”) with HTH, HTH Merger Sub, Inc., a Delaware corporation and our wholly-owned subsidiary (“Merger Sub”), and Jose Aldeanueva, in his capacity as the representative for our shareholders (the “Origo Representative”).

HTH, directly and indirectly through its direct and indirect subsidiaries, consisting of Trans-High Corporation, a New York corporation (“THC”), and the subsidiaries of THC, does business as “HIGH TIMES,”® and is an established Cannabis media brand that for the past 42 years has published “HIGH TIMES,”® Magazine. The business of HTH is focused on the following four fundamental activities: (a) the publication of a monthly magazine, (b) the production of trade shows, festivals and events which are known as the “High Times Cannabis Cup”, (c) e-commerce, and (d) licensing and branding.

Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, at the closing of the transactions contemplated by the Merger Agreement (the “Closing”), Merger Sub will merge with and into HTH, with HTH continuing as the surviving entity (the “Merger”) and all holders of HTH equity securities and warrants, options and rights to acquire or securities that convert into HTH equity securities (collectively, “HTH Securities”) will convert into Origo common shares and, with respect to options, options to acquire Origo common shares.

More specifically at the effective time of the Merger (the “Effective Time”):

●            All holders of HTH Securities (excluding HTH options, as described below) shall be entitled to receive in the Merger an aggregate of 23,474,178 common shares of Origo (the “Merger Consideration”), which is equal to $250.0 million divided by the agreed upon value of the Origo common shares to be issued as Merger Consideration of $10.65 per share. In the event HTH receives in excess of $5,000,001 in net proceeds from one or more separate sales of common or preferred stock prior to the Closing, then the amount in excess of $5,000,001 shall increase HTH’s valuation on a dollar-for-dollar basis and increase the number of Origo common shares representing the Merger Consideration by dividing the increased HTH valuation by the agreed upon value of the Origo common shares to be issued as Merger Consideration.

●            Each holder of capital stock of HTH shall receive for each share of capital stock of HTH its pro rata share of the Merger Consideration, treating any outstanding shares of HTH’s preferred stock on an as-converted to Class A common stock basis (and after deducting from the Merger Consideration payable to such holders of capital stock, the Origo common shares issuable to the holders of HTH’s 8% senior secured convertible promissory notes in an initial aggregate principal amount of $30 million (“HTH Purchase Notes”), as described below).

●            Any warrants and other rights to acquire equity securities of HTH, and all other securities that are convertible into or exchangeable for equity securities of HTH, (A) if exercised or converted prior to the Effective Time, shall have the resulting shares of capital stock of HTH issued upon such exercise treated as outstanding shares of capital stock of HTH, and (B) if not exercised or converted prior to the Effective Time will be terminated and extinguished at the Effective Time (except for the HTH Purchase Notes, which shall be converted as described below, and the outstanding HTH options, which shall be assumed by Origo as described below).

●            HTH shall be permitted to increase the principal amount of HTH’s existing secured loan from ExWorks Capital Fund I, L.P (“ExWorks”) to up to $11.5 million from $7.5 million. Additionally, Origo acknowledged that any shares of HTH Class A common stock issued to ExWorks pursuant to the convertible note evidencing the ExWorks loan (the “ExWorks Convertible Note”) shall be converted into Origo common shares at a conversion price equal to 90% of the per share value of the Merger Consideration (i.e., $10.65, or an ExWorks conversion price of $9.585). Origo further agreed that all Origo common shares issued upon conversion of the ExWorks Convertible Note shall not be deemed to be part of the Merger Consideration and shall dilute all holders of Origo common shares on an equitable pro-rata basis. Origo also acknowledged that HTH and ExWorks entered into an amendment, pursuant to which ExWorks granted HTH an option, exercisable at any time on or before January 29, 2018, to extend the maturity date of the ExWorks loan to August 28, 2018. If HTH elects to exercise the option, it will be obligated to pay ExWorks an additional fee of $600,000 and issue an additional warrant to ExWorks to purchase shares of HTH Class A common stock. HTH agreed that prior to the Closing, HTH shall either refinance its indebtedness to ExWorks or exercise the foregoing option to extend the terminate date of the ExWorks loan to August 28, 2018.

●            The HTH Purchase Notes that are outstanding as of the Closing shall automatically be converted into a number of Origo common shares calculated by dividing the outstanding principal and interest of all such HTH Purchase Notes by the closing price of Origo’s common shares on the date of the Closing.

●            All outstanding HTH options will be assumed by Origo and be converted into an option to purchase Origo common shares (each, an “Origo Assumed Option”) under a new equity incentive plan to be adopted by Origo in connection with the Closing, keeping the same vesting schedule, but with the number of shares and price per share being equitably adjusted. Origo Assumed Options shall be in addition to the Merger Consideration and will dilute all holders of Origo securities.

●            If, prior to the date of the Closing (i) Origo has less than $5,000,001 in net tangible assets (excluding the net tangible assets of HTH) and (ii) HTH shall consummate a public offering of up to $50,000,000 of HTH Class A common stock (“HTH Public Offering”), then (A) on the date of the Closing, HTH will utilize up to ten percent (10%) of the gross proceeds of such HTH Public Offering (up to $20 million of such gross proceeds) to pay for all or a portion of Origo deferred expenses as directed by Origo and (B) if the gross proceeds of a HTH Public Offering exceeds $20 million, HTH will utilize up to $5.0 million of the gross proceeds of such HTH Public Offering to pay for all or a portion of Origo deferred expenses as directed by Origo.

The Merger Agreement also provides that, immediately prior to the Effective Time, Origo will reincorporate under the laws of the State of Nevada, whether by reincorporation, statutory conversion or otherwise.

However, the Company will not be able to complete the Merger by March 12, 2018. Therefore, our board has determined that it is in the best interests of our shareholders to extend the date that Origo has to consummate a business combination to the Extended Date in order to consummate the Merger or another business combination. Pursuant to the Merger Agreement, HTH has the right to terminate the Merger Agreement in the event that the business combination is not completed by March 12, 2018, and as such, the parties will likely need to enter into an amendment to the Merger Agreement in order to allow for an extension of the timeframe by which to close the Merger.

Approval of the Extension Amendment is a condition to the implementation of the Extension. In addition, we will not proceed with the Extension if we do not have at least $5,000,001 of net tangible assets following approval of the Extension Amendment, after taking into account the Conversion.

If the Extension Amendment is not approved, we will automatically wind up, liquidate and dissolve starting on March 12, 2018, as contemplated by our IPO prospectus and in accordance with our charter. In connection therewith, holders of our public shares will receive a per-share amount, payable in cash, equal to the aggregate amount then on deposit in the trust account, including any interest not previously released to us but net of income taxes payable and working capital released to the Company, divided by the number of then outstanding public shares.

The initial shareholders have waived their rights to participate in any liquidation distribution with respect to their initial shares. As a consequence of such waivers, a liquidating distribution will be made only with respect to the public shares. There will be no distribution from the trust account with respect to Origo’s rights or warrants, which will expire worthless in the event we wind up.

●            All outstanding HTH options will be assumed by Origo and be converted into an option to purchase Origo common shares (each, an “Origo Assumed Option”) under a new equity incentive plan to be adopted by Origo in connection with the Closing, keeping the same vesting schedule, but with the number of shares and price per share being equitably adjusted. Origo Assumed Options shall be in addition to the Merger Consideration and will dilute all holders of Origo securities.

●            If, prior to the Closing Date (i) Origo has less than $5,000,001 in net tangible assets (excluding the net tangible assets of HTH) and (ii) HTH shall consummate a public offering of up to $50,000,000 of HTH Class A common stock (“HTH Public Offering”), then (A) on the Closing Date, HTH will utilize up to ten percent (10%) of the gross proceeds of such HTH Public Offering (up to $20 million of such gross proceeds) to pay for all or a portion of Origo deferred expenses as directed by Origo and (B) if the gross proceeds of a HTH Public Offering exceeds $20 million, HTH will utilize up to $5.0 million of the gross proceeds of such HTH Public Offering to pay for all or a portion of Origo deferred expenses as directed by Origo.

The Merger Agreement also provides that, immediately prior to the Effective Time, Origo will reincorporate under the laws of the State of Nevada, whether by reincorporation, statutory conversion or otherwise.

However, the Company will not be able to complete the Merger by March 12, 2018. Therefore, our board has determined that it is in the best interests of our shareholders to extend the date that Origo has to consummate a business combination to the Extended Date in order to consummate the Merger or another business combination. Pursuant to the Merger Agreement, HTH has the right to terminate the Merger Agreement in the event that the business combination is not completed by March 12, 2018, and as such, the parties will likely need to enter into an amendment to the Merger Agreement in order to allow for an extension of the timeframe by which to close the Merger.

Accordingly, the Company’s Board is proposing the Extension Amendment to extend the Company’s corporate existence until the Extended Date and to allow for the Conversion.

You are not being asked to vote on the Merger or any other proposed business combination at this time. If the Extension is implemented and you do not elect to convert your public shares at this time, you will retain the right to vote on the Merger or any other proposed business combination when and if one is submitted to shareholders and the right to convert your public shares into a pro rata portion of the trust account in the event the Merger or another proposed business combination is approved and completed or the Company has not consummated a business combination by the Extended Date.

Q.	Why should I vote for the Extension Amendment?

A.   Origo’s board of directors believes shareholders will benefit from Origo consummating the Merger or another business combination and is proposing the Extension Amendment to extend the date by which Origo has to complete a business combination until the Extended Date.  The Extension would give Origo a longer period of time to complete the Merger or another initial business combination.

Holders of public shares may elect to convert their shares in connection with the Extension Amendment whether they vote for or against the Extension Amendment. Pursuant to our charter, shareholders have the right to convert their public shares into a pro rata portion of the funds held in the trust account in connection with the Extension. This allows shareholders that are not in favor of the Extension to receive their portion of the trust account currently contemplated by our charter.

As a result, Origo’s board of directors recommends that you vote in favor of the Extension Amendment.

Q.	How do the Origo insiders intend to vote their shares?

A.   All of Origo’s directors, executive officers, initial shareholders and their respective affiliates are expected to vote any ordinary shares over which they have voting control (including any public shares owned by them) in favor of the Extension Amendment and the Adjournment Proposal.

Q.	Does the board recommend voting for the approval of the Extension Amendment and the Adjournment Proposal?	A. Yes. After careful consideration of the terms and conditions of these proposals, the board of directors of the Company has determined that the Extension Amendment and the Adjournment Proposal are fair to and in the best interests of Origo and its shareholders. The board of directors recommends that Origo’s shareholders vote “FOR” the Extension Amendment and the Adjournment Proposal.

Q.	What interests do the Company’s current and former directors and officers have in the approval of the proposals?	A. Origo’s current and former directors, officers, initial shareholders and their affiliates have interests in the proposals that may be different from, or in addition to, your interests as a shareholder. These interests include ownership of certain securities of the Company and loans by them that will not be repaid or converted into additional securities in the event of our winding up. See the section entitled “The Extension Amendment—Interests of Origo’s Current and Former Directors and Officers.”

Q.	What if I object to the Extension Amendment? Do I have appraisal rights?	A. Origo shareholders do not have appraisal rights in connection with the Extension Amendment under the Companies Law (2016 Revision) of the Cayman Islands (the “Companies Law”).

Q.	What happens to the Origo rights and warrants if the Extension Amendment is not approved?	A. If the Extension Amendment is not approved, we will automatically wind up, liquidate and dissolve effective starting on March 12, 2018. In such event, your rights and warrants will become worthless.

Q.	What happens to the Origo rights and warrants if the Extension Amendment is approved?	A. If the Extension Amendment is approved, Origo will continue to attempt to consummate the Merger or another initial business combination with potential targets until the Extended Date, and will retain the blank check company restrictions previously applicable to it. The rights and warrants will remain outstanding in accordance with their terms.

Q.	What consideration should I be giving to the fact the Company’s securities have been delisted from Nasdaq?

Effective February 22, 2018, Nasdaq determined to delist our securities and as a result, trading was suspended as of such date. While we intend to timely request a review of this decision, which will stay the delisting, if our securities are ultimately delisted from Nasdaq, we could face significant material adverse consequences, including:

●       a limited availability of market quotations for our securities;

●       reduced liquidity with respect to our securities;

●       a determination that our ordinary shares are “penny stock” which will require brokers trading in our ordinary shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our ordinary shares;

●       a limited amount of news and analyst coverage for our ordinary shares; and

●       a decreased ability to issue additional securities or obtain additional financing in the future.

The Company’s securities will remain listed on Nasdaq pending the ultimate outcome of the Nasdaq appeal process, the completion of which could take several months; however, the Company’s units, shares, warrants and rights will be quoted under the trading symbols OACCF, OACQF, OAQCF, and OACRF, respectively, on the OTC Pink marketplace, pending the ultimate conclusion of the Nasdaq appeal process.

See the section entitled “The Extension Amendment—Suspension of Listing on Nasdaq” for additional information.

Q.	What do I need to do now?	A. Origo urges you to read carefully and consider the information contained in this proxy statement, including the annex, and to consider how the proposals will affect you as an Origo shareholder. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement and on the enclosed proxy card.

Q.	How do I vote?

A.  If you are a holder of record of Origo ordinary shares, you may vote in person at the extraordinary general meeting or by submitting a proxy for the extraordinary general meeting.  Whether or not you plan to attend the extraordinary general meeting in person, we urge you to vote by proxy to ensure your vote is counted.  You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope.  You may still attend the extraordinary general meeting and vote in person if you have already voted by proxy.

If your shares of Origo are held in “street name” by a broker or other agent, you have the right to direct your broker or other agent on how to vote the shares in your account.  You are also invited to attend the extraordinary general meeting.  However, since you are not the shareholder of record, you may not vote your shares in person at the extraordinary general meeting unless you request and obtain a valid proxy from your broker or other agent.

The Merger Agreement also provides that, immediately prior to the Effective Time, Origo will reincorporate under the laws of the State of Nevada, whether by reincorporation, statutory conversion or otherwise.

However, the Company will not be able to complete the Merger by March 12, 2018. Therefore, our board has determined that it is in the best interests of our shareholders to extend the date that Origo has to consummate a business combination to the Extended Date in order to consummate the Merger or another business combination. Pursuant to the Merger Agreement, HTH has the right to terminate the Merger Agreement in the event that the business combination is not completed by March 12, 2018, and as such, the parties will likely need to enter into an amendment to the Merger Agreement in order to allow for an extension of the timeframe by which to close the Merger.

If the Extension Amendment proposal is not approved, we will automatically wind up, dissolve and liquidate starting on March 12, 2018.

Suspension of Listing on Nasdaq

Although our securities are currently listed on The Nasdaq Stock Market LLC (“Nasdaq”), effective February 22, 2018, Nasdaq determined to delist our securities and as a result, trading of our securities on Nasdaq was suspended due to the Company’s non-compliance with certain requirements for continued listing, including (i) the Company’s failure to complete the business combination with HTH described above on or before February 19, 2018, which was the deadline previously set by a Nasdaq Hearings Panel (the “Panel”), (ii) the Company’s non-compliance with Nasdaq Listing Rule 5550(a)(3) (the “Minimum Public Holders Rule”), which requires issuers listed on The Nasdaq Capital Market to have a minimum of 300 public holders, and (iii) the Company’s non-compliance with Nasdaq Listing Rule 5620(a) (the “Annual Meeting Requirement”), because the Company did not timely hold an annual meeting for the fiscal year ended November 30, 2016 on or before November 30, 2017.

We intend to timely request a review of the Panel’s decision by the Nasdaq Listing and Hearing Review Council (the “Listing Council”), which request will stay any formal delisting action by Nasdaq pending the ultimate outcome of the Listing Council’s review and the expiration of all relevant review and appeal periods. The Company intends to continue to take such action as necessary to maintain its Nasdaq listing (notwithstanding any suspension of trading on Nasdaq) and to ensure the listing of the combined entity upon the consummation of the proposed business combination by and between the Company and HTH. The Company can provide no assurances, however, that it will be able to maintain our Nasdaq listing. In addition, we have been notified by the Panel that the deadline of February 19, 2018 set by the Panel represented the full extent of its discretion to continue the listing. As a result, it is less likely that our request to review the Panel’s decision will be granted.

The Company’s securities will remain listed on Nasdaq pending the ultimate outcome of the Nasdaq appeal process, the completion of which could take several months; however, ~~trading in~~ the Company’s ~~securities~~ units, shares, warrants and rights will be quoted under the ~~current trading symbols (OACQ; OACQW; OACQU) will take place in the over-the-counter, or the OTC Markets system~~ trading symbols OACCF, OACQF; OAQCF and OACRF, respectively, on the OTC Pink marketplace, pending the ultimate conclusion of the Nasdaq appeal process.

As disclosed by the Company on August 28, 2017, on August 23, 2017, we received written notice from Nasdaq indicating that, based upon the Company’s non-compliance with the Minimum Public Holders Rule, the Company’s securities would be subject to delisting unless the Company timely requested a hearing before the Panel. We requested such hearing, at which we presented our plan to file a new listing application for HTH, complete the proposed business combination, and thereby evidence the combined entity’s compliance with all requirements for initial listing on Nasdaq. The Panel subsequently granted the Company’s request for an extension through February 19, 2018 to complete such plan.

Also, as disclosed by the Company on December 8, 2017, on December 4, 2017, we received written notice from Nasdaq indicating that we did not satisfy the Annual Meeting Requirement because we did not timely hold an annual meeting for the fiscal year ended November 30, 2016 on or before November 30, 2017. The notice indicated that the Company’s non-compliance with the Annual Meeting Requirement could serve as an additional basis for the delisting of the Company’s securities from Nasdaq. The Company thereafter presented its plan to evidence compliance with the Annual Meeting Requirement promptly following the consummation of the proposed business combination with HTH and the filing of the requisite periodic reports, which would include the financial statements for the fiscal year ended November 30, 2017 (as required by Securities and Exchange Commission rules), with the Securities and Exchange Commission.

There is also a risk under Nasdaq Listing Rule 5101-2, which provides that companies whose business plan is to complete one or more acquisitions must do so within 36 months of the effectiveness of the Company’s initial public offering registration statement. Our initial public offering registration statement went effective on December 12, 2014 and therefore our deadline for consummating our initial business combination pursuant to Rule 5101-2 expired on December 12, 2017. As of the date hereof, we have not received any notice of deficiency from Nasdaq with respect to Rule 5101-2; however, there can be no ssurance that we will not receive such a notice in the future.

If our securities are delisted from Nasdaq, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our ordinary shares are “penny stock” which will require brokers trading in our ordinary shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our ordinary shares;

●	a limited amount of news and analyst coverage for our ordinary shares; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

The board of directors believes that decisions regarding Origo’s future, such as whether to continue its existence or have its existence terminate, should be determined by Origo’s current shareholders and they should not be bound by the restrictions implemented by the shareholders at the time of the IPO or as contained in the charter.  The current shareholders should not be prohibited from amending the charter to allow Origo to continue its existence, especially since all holders of public shares are being offered the opportunity to convert their public shares and receive their pro rata portion of the trust account in connection with the approval of the proposals which will occur close in time to March 12, 2018.

 We will not proceed with the Extension if we do not have at least $5,000,001 of net tangible assets following approval of the Extension Amendment, after taking into account the Conversion. All holders of our public shares, whether they vote for or against the Extension Amendment, are entitled to convert all or a portion of their public shares into their pro rata portion of the trust account, provided that the Extension is implemented.